SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 1)*


                                 MediaBay, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    58446J108
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Brad L. Shiffman, Esq.
                        Blank Rome Tenzer Greenblatt LLP
         405 Lexington Avenue, New York, New York 10174 (212) 885-5442
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------                      -----------------------------
CUSIP NO. 58446J108                                   Page   2   of   4   Pages
                                                           -----    -----
-----------------------------                      -----------------------------

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Norton Herrick

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,381,431(includes 4,884,771 shares of Common Stock issuable if options and warrants are exercised and convertible  notes are converted) as of May 30, 2000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                           0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,381,431(includes 4,884,771 shares of Common Stock issuable if options and warrants are exercised and convertible  notes are converted) as of May 30, 2000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                           0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,381,431(includes 4,884,771 shares of Common Stock issuable if options and warrants are exercised and convertible notes are converted) as of May 30, 2000
________________________________________________________________________________
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

|X| Does not include 2,964,180 shares held by N. Herrick Irrevocable ABC Trust (the "N. Herrick Trust"), of which Norton Herrick is the sole beneficiary and in which he therefore may be deemed to have an economic interest. Mr. Herrick does not have voting power or dispositive power with respect to the 2,964,180 shares held by the N. Herrick Trust.
________________________________________________________________________________
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        29.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

        IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                Page 2 of 4 Pages

     This Amendment is being filed solely to reflect a change in the Reporting Person's beneficial ownership of the Common Stock, no par value (the "Common Stock") of MediaBay, Inc. (the "Company"). Except as amended hereby, there has been no change in the information contained in the Schedule 13D, as previously amended.

Item 3. Source and Amount of Funds or other Consideration.

        Not Applicable

Item 4. Purpose of Transaction.

        This Amendment reports the following transaction:

     On May 30, 2000, the Company issued to the Reporting Person options to purchase 1,500,000 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     As of May 30, 2000, the Reporting Person beneficially owned an aggregate of 5,381,431 shares of Common Stock constituting approximately 29.4% of the outstanding Common Stock.

     See Items 7-11 of the cover sheet of this Amendment.

Item 7. Materials to be filed as Exhibits.

        None


                                Page 3 of 4 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 13, 2000



                                                /s/ Norton Herrick
                                      -----------------------------------------
                                                Norton Herrick




                                Page 4 of 4 Pages